Contact

www.linkedin.com/in/kenyatta-ashford-508b6b53 (LinkedIn)

Top Skills

Culinary Skills
Menu Development
Catering

Certifications

Teaching

Kenyatta Ashford

Chef
Chattanooga, Tennessee, United States

Summary

Apart of the opening team of a New Luxury Hotel and Bridgeman's Chophouse.

Experience

Neutral Ground

Chef/Owner
June 2020 - Present (4 years 11 months)
Greater Chattanooga

Food Network-Chopped Champion
Season 49 Episode 9-Time Capsule: 90's Food's

From Scratch -From Rice to Riches in Tennessee
Featured on TasteMade Streaming Network

Read House Hotel-Bridgemans Chophouse

Chef De Cuisine
September 2018 - May 2020 (1 year 9 months)

Easy Bistro & Bar, ESC LLC

1 year 1 month

Sous Chef
December 2015 - June 2016 (7 months)
Chattanooga, Tennessee Area

Chef de Partie
June 2015 - December 2015 (7 months)
Chattanooga, Tennessee Area

Weekapaug Inn Inc

Sous Chef
June 2014 - April 2015 (11 months)

Troon Golf-Manchester Country Club

Executive Sous Chef
April 2013 - May 2014 (1 year 2 months)
Bedford, New Hampshire

Troon Golf-Black Creek Country Club
Executive Chef
August 2011 - April 2013 (1 year 9 months)
Chattanooga, Tennessee

St. Johns's Restaurant
Chef de Partie
October 2010 - August 2011 (11 months)
Chattanooga, Tennessee

Blackberry Farm
Chef de Partie
July 2010 - October 2010 (4 months)
Walland, Tennessee

Restaurant Lüke-Chef John Besh Restaurant
Sous Chef
February 2009 - July 2010 (1 year 6 months)
New Orleans, Louisiana

Restaurant August-Chef John Besh Restaurant
Chef de Partie
January 2008 - June 2008 (6 months)
New Orleans, Louisiana

Hamilton County Department of Education
3 years 10 months

Head Boys Basketball Coach
May 2004 - May 2007 (3 years 1 month)
Tyner Academy

2006-07 AA District 5 Champion

2006-07 AA District Coach of the Year

Head Girls Softball Coach
August 2003 - May 2007 (3 years 10 months)
Tyner Academy

Classroom Teacher

August 2003 - May 2007 (3 years 10 months)

Tyner Academy

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Education

The Culinary Institute of America

Associates of Occupational Studies, Culinary Arts/Chef

Training · (2007 - 2009)

Lee University

Master's degree, Masters in the Art of Teaching (M.A.T.) · (2000 - 2002)

Lee University

Bachelor of Arts (B.A.), Business Administration and Management,

General · (1999 - 2000)